UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London, EC2V 7HR, United Kingdom

U.S. BORAX INC.

401(k) PLAN FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006

and for the Year Ended December 31, 2007

Together with Report of Independent Registered Public Accounting Firm

U.S. BORAX INC.

401(k) PLAN FOR HOURLY EMPLOYEES

*All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the U.S. Borax Inc. 401(k) Plan for Hourly Employees.

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

U.S. Borax Inc. 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 and the supplemental schedule of delinquent contributions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 27, 2008

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

December 31,

	2007	2006
Assets

Investments (at fair value)	$43,276,888	$39,227,723

Receivables:
Employee contributions	—	93,458
Employer contributions	—	13,781

Total receivables	—	107,239

Total assets	43,276,888	39,334,962

Liabilities

Excess contributions payable	—	10,993

Net assets available for benefits (at fair value)	43,276,888	39,323,969

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	160,708	225,578

Net assets available for benefits	$43,437,596	$39,549,547

See accompanying notes to financial statements.	3

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,137,030
Interest and dividends	2,748,720

Total investment income	4,885,750

Contributions:
Employee	2,402,493
Employer	354,538

Total contributions	2,757,031

Total additions	7,642,781

Deductions from net assets attributed to:
Benefits paid to participants	3,368,407
Transfers to the Rio Tinto America Inc. Savings Plan	386,016
Administrative expenses	309

Total deductions	3,754,732

Increase in net assets available for benefits	3,888,049

Net assets available for benefits:

Beginning of year	39,549,547

End of year	$43,437,596

See accompanying notes to financial statements.	4

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

1. Description of the Plan

The following brief description of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information.

General

The Plan is a defined contribution plan covering full-time hourly employees who are represented by or included in a collective bargaining unit of U.S. Borax Inc. and its affiliates (collectively, the “Company” or the “Employer”), as defined in the Plan document. U.S. Borax Inc. is an indirect, wholly-owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly-owned subsidiary of Rio Tinto plc (the Parent). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligible employees who are represented by Local 30-International Longshoremen’s and Warehousemen’s Union (Boron hourly employees) can participate in the Plan immediately after completing sixty days of continuous service.

Eligible employees who are represented by Local 20A-International Longshoremen’s and Warehousemen’s Union (Wilmington hourly employees) can participate in the Plan immediately upon employment.

Contributions

Each year participants may elect under a salary reduction agreement to contribute to the Plan. Contributions are limited by the IRC, which established a maximum contribution of $15,500 for the year ended December 31, 2007. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

5

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

1. Description of the Plan Continued

Contributions – Continued

Boron hourly employees can contribute an amount not less than 1% and not more than 30% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 30% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30% of each participant’s eligible compensation.

The Company matches the Boron participants’ contributions to the Plan at 30%, up to the first 5% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

Wilmington hourly employees can contribute an amount not less than 1% and not more than 15% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 15% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 15% of each participant’s eligible compensation.

The Company matches the Wilmington participants’ contributions to the Plan at 35%, up to the first 5% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s earnings, and is charged with withdrawals and an allocation of the Plan’s losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

6

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

1. Description of the Plan Continued

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common/collective trusts, mutual funds, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depositary Receipts (ADRs).

Vesting

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants’ vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

Transfers

Along with the Plan, the Company also sponsors other 401(k) plans that cover represented employees. If employees are changed from union to non-union status during the year, their account balances are transferred from this Plan to the non-union plan. For the year ended December 31, 2007, transfers to the Rio Tinto America Inc. Savings Plan totaled $386,016.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

7

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

2. Summary of Significant Accounting Policies Continued

Financial Accounting Standards Board Staff Position

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are valued at quoted market prices, which represent the net asset value of units held by the Plan at year end. Plan investments in common stock are stated at fair value based on quoted market prices. The Plan’s interest in the Dwight Stable Value Fund is valued based upon the market value of the underlying securities at quoted market value or quoted share prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

8

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

2. Summary of Significant Accounting Policies Continued

Investment Valuation and Income Recognition - Continued

The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is shown in the statement of changes in net assets available for benefits of the Plan, and totaled $2,137,030 for the year ended December 31, 2007.

Payments of Benefits

Benefit payments are recorded when paid by the Plan.

Administrative Expenses

The Company pays the majority of the costs and expenses incurred in administering the Plan. The Company provides accounting and other services to the Plan at no cost to the Plan.

The Plan has several fund managers that manage the investments held by the Plan. During the year ended December 31, 2007, the Company paid all investment management fees related to this Plan.

The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Participant Loans

Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less. Each loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans originated during the year ended December 31, 2007 have interest rates set at prime plus one percent, and are reset quarterly.

3. Fully Benefit- Responsive Investment Contracts

The Plan’s investments include the Dwight Stable Value Fund. The Dwight Stable Value Fund is invested in the following:

•     A money market fund (TBC Pooled Employee Daily Liquidity Fund);

•     A fully benefit-responsive common/collective trust (the SEI Stable Asset Fund); and

9

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

3. Fully Benefit- Responsive Investment Contracts Continued

•     Fully benefit-responsive synthetic guaranteed investment contracts (GICs) as follows:

a. Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.20%;

b. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.20%;

c. Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.19%;

d. Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.19%

e. Synthetic GIC, Dwight Core International Fund, no specified maturity date, 5.20%; and

f.  Synthetic GIC, Dwight Core International Fund, no specified maturity date, 5.19%.

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets. The portfolio of assets underlying the synthetic GICs has a credit rating ranging from AA+ to AAA and includes diversified bond portfolios.

The wrap contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund. Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The contract or crediting interest rates for the GICs are typically reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).

10

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

3. Fully Benefit- Responsive Investment Contracts Continued

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the ERISA, as amended. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

Average duration for all investment contracts was 2.92 and 2.93 years at December 31, 2007 and 2006, respectively. Average yield data for all fully benefit-responsive investment contracts as of December 31, 2007 and 2006 was as follows:

Average Yields	2007	2006
Based on actual earnings	5.68%	5.04%
Based on interest rate credited to participants	4.82%	5.08%

4. Related Party Transactions

Certain Plan investments are managed by Putnam Investments, the Plan trustee, therefore, these transactions are exempt party-in-interest transactions. Transaction fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the Parent of the Company. As of December 31, 2007 and 2006, the Plan held 11,351 and 13,357 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $1,505,455 and $1,617,230, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $59,767 related to this stock.

11

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

4. Related Party Transactions Continued

At December 31, 2007 and 2006, the Plan held loans from participants totaling $2,704,260 and $2,611,022, respectively. Loans to participants, at cost, which approximates fair value, are at interest rates ranging from 5% to 10% and maturities ranging from 2008 to 2021.

5. Global Securities Lending Program

The Plan participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common collective trust. The Fund invests in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank. The State Street Bank and Trust Company Quality Funds for Short-Term Investment Super Collateral Fund and Quality D Short-Term Investment Fund (collectively referred to as “Cash Collateral Pools”) are cash collateral pools utilized by the underlying fund(s) for the investment of cash collateral resulting from securities lending activities.

The Cash Collateral Pools issue and redeem their units at a price of $1.00 per unit in accordance with their governing documents. Management of the Cash Collateral Pools monitors the variation between the per unit market value of each Pool’s portfolio and $1.00. Independent pricing services, quotations from bond dealers, and information with respect to bond and note transactions may be used to assist in determining market value; such pricing services may use valuation models or matrix pricing. Management of the funds has reviewed the basis on which management of the Cash Collateral Pools has determined to continue to issue and redeem units at a price of $1.00 per unit, including among other things current market conditions and the liquidity of the portfolio. Based on that review, Management of the funds has continued to fair value its holdings of units of each of the Cash Collateral Pools at $1.00 per unit. Management of the funds will continue to review the valuation of the units of the Cash Collateral Pools, including the basis for the valuation of those Pools by their management, and whether it continues to be appropriate to fair value the funds’ investment in those Pools at $1.00 per unit or, alternatively, at a lower per unit fair value.

12

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

6. Investments	The Plan’s investments, stated at fair value, that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets of the Dwight Stable
Value Fund:
TBC Pooled Employee Daily Liquidity Fund	$66,119	$25,806
Monumental Life Insurance
Company Synthetic GICs	4,623,003	3,513,183
State Street Bank Synthetic GICs	4,460,719	3,513,183
SEI Stable Asset Fund	7,047,256	7,436,509

	$16,197,097	$14,488,681

Dodge and Cox Stock Fund	$4,935,589	$5,382,138
Rio Tinto plc ADRs	$4,766,255	$2,838,223
Harbor Capital Appreciation Fund	$3,565,154	$—
Artisan Mid Cap Fund	$2,977,966	$2,600,333
Loan Fund	$2,726,590	$2,611,022

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(523,009)
Common stock	2,546,108
Common collective trusts	113,931

Net appreciation in investments	$2,137,030

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

13

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

8. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as presented in the financial statements as of December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits as presented in the financial statements	$43,437,596	$39,549,547
Adjustment from contract value to fair value for fully benefit-responsive investment Contracts	(160,708)	(225,578)

Net assets available for benefits as presented in Form 5500	$43,276,888	$39,323,969

10. Delinquent Contributions

During the year ended December 31, 2007, Plan management determined that employee and Employer contributions totaling $231 for the payroll period ended March 30, 2007, had not been remitted to the Plan. As of December 31, 2007, the Company had not paid the delinquent contributions to the Plan. Plan management intends to remit $231 of contributions and related lost earnings of $197, which amounts were calculated under the guidelines of the U.S. Department of Labor’s Voluntary Fiduciary Correction Program (see the accompanying Supplemental Schedule of Delinquent Contributions).

11. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2008. Plan management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

14

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

Continued

11. Recent Accounting Pronouncements Continued

In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115. SFAS 159 provides an option to report selected financial assets and liabilities at fair value, which can be elected on an instrument-by-instrument basis. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 159 will have a material impact on the Plan’s financial statements.

15

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Employer Identification Number: 98-0047580

Plan Number: 007

Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)		(d)		(e)
Party in Interest	Identity of Issue	Description of Investment	Number of Units	Cost		Current Value

		Money Market Fund:
	Mellon Bank	TBC Pooled Employee Daily Liquidity Fund	66,119	*	*	$66,119

		Common/Collective Trusts:
	SEI Investments	SEI Stable Asset Fund	7,047,256	*	*	7,047,256
	State Street	State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund	79,878	*	*	2,101,674

		Total Common/Collective Trusts				9,148,930

		Mutual Funds:
	Dodge and Cox	Dodge and Cox Stock Fund	35,678	*	*	4,935,589
	Harbor	Harbor Capital Appreciation Fund	95,555	*	*	3,565,154
	Artisan	Artisan Mid Cap Fund	96,250	*	*	2,977,966
	PIMCO	PIMCO Total Return Fund	127,862	*	*	1,366,840
*	Putnam	Putnam International Equity Fund	47,207	*	*	1,309,517
	Dodge and Cox	Dodge and Cox International Fund	22,697	*	*	1,044,520
*	Putnam	Putnam Small Cap Growth Fund CL Y	46,199	*	*	920,282
	UAM Trust Company	UAM/ICM Small Company Fund	20,737	*	*	687,222
	Wells Fargo	Wells Fargo Advantage C&B Mid Cap Fund	41,808	*	*	676,871

		Total Mutual Funds				17,483,961

* denotes a party-in-interest as defined by ERISA

** not required as investments are participant directed

See accompanying report of independent registered public accounting firm.	16

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Employer Identification Number: 98-0047580

Plan Number: 007

Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

Continued

December 31, 2007

(a)	(b)	(c)		(d)		(e)
Party in Interest	Identity of Issue	Description of Investment	Number of Units	Cost		Current Value

		Synthetic Guaranteed Investment Contracts:
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.20%	152,735	*	*	$2,575,378
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.20%	66,007	*	*	1,231,510
	Monumental Life Insurance Company	Synthetic GIC, Dwight Int Core Plus, no specified maturity date, 5.20%	54,005	*	*	816,115

	State Street Bank	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.19%	146,292	*	*	2,466,743
	State Street Bank	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.19%	63,131	*	*	1,177,861
	State Street Bank	Synthetic GIC, Dwight Int Core Plus, no specified maturity date, 5.19%	54,005	*	*	816,115

		Total Synthetic Guaranteed Investment Contracts				9,083,722

		Common Stock:
*	Rio Tinto plc ADRs	Common Stock	11,351	*	*	4,766,255

*	Various participants	Participant loans (maturing 2008 to 2021 at interest rates ranging from 5.0% to 10.0%)	358	*	*	2,726,590

*	Putnam	Pending Account	1,311	*	*	1,311

		Total Investments				$43,276,888

* denotes a party-in-interest as defined by ERISA

** not required as investments are participant directed

See accompanying report of independent registered public accounting firm.	17

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Employer Identification Number: 98-0047580

Plan Number: 007

Schedule H, Part IV, Line 4a

Supplemental Schedule of Delinquent Contributions

Year Ended December 31, 2007

Payroll End Date	Employee contributions remitted late to the Plan	Nonexempt prohibited transactions that are corrected outside VFCP	Corrective additional Employer earnings contribution
3/30/2007	$210	$210	$179

	$210	$210	$179

Payroll End Date	Employer match due	Nonexempt prohibited transactions that are corrected outside VFCP	Corrective additional Employer earnings contribution
3/30/2007	$21	$21	$18

	$21	$21	$18

See accompanying report of independent registered public accounting firm.

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

By:	/s/ Jack Welch
Name: Jack Welch Title: Treasurer
Date: June 30, 2008

19

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

20